March 20, 2007

BY EDGAR and OVERNIGHT DELIVERY

William H. Thompson

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Saks Incorporated

Form 10-K for Fiscal Year Ended January 28, 2006

Form 10-Q for Fiscal Quarter Ended April 30, 2006

Form 10-Q for Fiscal Quarter Ended July 30, 2006

File No. 1-13113

Dear Mr. Thompson:

I refer to the comment letter, dated March 1, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the annual report of Saks Incorporated (the “Annual Report”) filed on Form 10-K for the fiscal year ended January 28, 2006 and the quarterly reports of Saks Incorporated (the “Company”) filed on Form 10-Q for the first and second quarter of fiscal 2006.

I have set forth below the Company’s response to the Staff’s comment contained in the Comment Letter. For ease of reference, I have repeated the Staff’s comment in bold text preceding the Company’s response.

Form 10-K for Fiscal Year Ended January 28, 2006

Note 4. Proprietary Credit Card Receivables, page F-16

1.

We reviewed your responses to comments 1.b. and 1.c. in our comment letter dated January 12, 2007. You say you considered the guidance in EITF 02-16 and believe that the fees received from HSBC, including a total of approximately $12 million related to a percentage of the finance charge income earned by HSBC and the $7 million annual marketing contribution serve to reimburse the specifically identifiable costs incurred associated with the proprietary credit card program. In Note 4 you show components of the credit contribution included in SG&A of $73,050,000 in 2005 and $73,869,000 in 2004. Please tell us whether you have specifically identifiable costs for all of the amounts recorded as expense reimbursements and netted against SG&A. Please provide the details of the nature of such costs and how you are able to specifically identify them. Please refer to EITF 02-16, Issue 1.

Specific Costs of the Credit Program

The Company discloses in footnote #4 that all components of our credit card operations, with the exception of depreciation expense, are reflected as a component of SG&A expense. Further the Company discloses the annual credit contribution amounts with the fiscal year 2005 contribution aggregating to $73.1 million, which we disclose is a reduction to SG&A. The components of the $73.1MM are as follows:

$ 7MM	Annual marketing contribution (previously discussed in our January 25, 2007 response to the staff)

$ 12MM	Percentage of finance charge income (previously discussed in our January 25, 2007 response to the staff)

$ 47MM	Reimbursement of expenses based on a flat fee per active account. These fees were established based on the specific, incremental cost elements identified during our negotiations with HSBC

$ 66MM	Subtotal

$ 7MM	Gain on sale of the credit portfolio, amortized over the 10 year program agreement, (previously discussed in our October 10, 2006 and January 25, 2007 responses to the staff)

$ 73MM	TOTAL

The Company is receiving approximately $66 million from HSBC as an expense reimbursement for the costs we are incurring to provide dedicated retail customer service support functions, for marketing programs and for other related costs. These costs are specifically identifiable, are directly related to the proprietary credit card program with HSBC, and approximate the $66 million reimbursement amount. Our actual costs have consistently exceeded the annual reimbursement and additional details for the specific and identifiable costs incurred by the Company (in addition to the $7 million of costs incurred in marketing) are as follows:

Credit Customer Service Center — The Company incurs direct and incremental expenses associated with operating a dedicated proprietary credit card customer service center. This call center provides services to include new account openings, transaction authorization, statement mailing and billing, and customer inquiries. The customer service center costs include direct payroll and benefits, specific call center related equipment to include phones, head sets, etc. Within the company, the credit customer service center operates as a separately identifiable and managed area and we are able to specifically identify and track the costs associated with this function. If the company no longer accepted HSBC’s proprietary card program (and only accepted cash or third party charge cards) the expenses associated with these functions would be eliminated. The 2005 costs of the customer service call center were approximately $32 million.

Information Systems — The Company incurs specific and direct expenses associated with maintaining and operating proprietary credit card related information systems. The systems costs include, credit scoring and credit history software, customer transactions and balance history, dedicated information lines from the stores to corporate, application programmers, mainframe processing time, etc. The Company has identified and can track the costs associated with the credit related systems, the mainframe processing time, the application programmers, etc. The information systems related costs, excluding depreciation, were approximately $17 million in 2005.

Other Costs — The Company also incurs direct occupancy, store, and overhead costs associated with housing and managing the proprietary credit card program. Direct store costs include the installation and maintenance of proprietary credit card application locations, the installation and maintenance of in store marketing collateral, training of associates regarding the processing of applications, the acceptance of payments on account, etc. The direct store costs, overhead and occupancy costs were approximately $10 million in 2005.

Applicability of EITF 02-16

At the time the Company entered into the agreement with HSBC, it evaluated the current technical accounting guidance and determined that the provisions of EITF 02-16 to be applicable. EITF 02-16 outlines the vendor and customer/reseller relationship and the Company believes it’s role in new account openings and customer servicing requirements to be consistent with the attributes of a reseller. The Company is effectively reselling HSBC’s product, which is credit, as the Company: 1) requires it’s associates to solicit new proprietary credit card account openings (the Company’s associates interface with the customer to solicit/open new accounts, HSBC associates do not sell HSBC’s product); 2) accepts the HSBC backed credit card as tender; and 3) the Company conducts specific marketing programs designed to generate proprietary card sales (i.e. serves to increase credit sales for HSBC). Given the substance of our relationship with HSBC, we cannot overcome the presumption that the cash received from HSBC is anything other than a reduction of the related costs.

The Company maintains the customer service function related to the proprietary credit cards for a number of reasons. The Company believes a high quality credit function can be a strategic competitive advantage in serving our ultimate retail customer and our customer service center operations have proven to be very effective in delivering this important service to our retail customers. The customer service activities include: initial and ongoing credit scoring and associated account credit level approvals/modifications; customer balance inquiries; statement mailing, etc. The Company has always placed significant value on the direct interface with our customers as we view this service function as an enabler to the selling of our retail products.

At the time the Company entered into the HSBC agreement, it decided that the Company would maintain the customer service function as we were not willing to let a third party assume the critically important direct interface role with our retail customers. It should be noted that the Company did not market it’s customer service capabilities to HSBC, but rather, we stipulated on the front end that we would only consider a transaction that included our retaining the customer service function as we were not willing to cede the responsibility for direct interaction/dialog with our customers. The Company has never marketed, nor does it have any intention to market it’s credit related customer service functions to financial institutions.

It should also be noted that the Staff previously reviewed the Company’s accounting associated with the sale of the credit portfolio (please refer to the Staff’s January 30, 2004 letter to the Company and the Company’s subsequent March 18, 2004 response). The Company’s Form 10-Q for the fiscal quarter ended May 3, 2003, which was subject to the Staff’s review, included a discussion of the sale of the credit portfolio and related accounting for both the gain on the sale and the reimbursements received from HSBC. It is our understanding that the Staff did not question the inclusion of the HSBC expense reimbursement in SG&A as a result of this review. The Company’s accounting and disclosure has remained generally consistent with that which was included in the 2003 Q1 10-Q.

Financial Statement Disclosure

From a financial statement disclosure perspective, the Company has always provided clear and transparent disclosure to the financial statement readers as to our accounting for the proprietary credit card program. As noted above, Footnote 4 on page F-16 discloses that all components of the credit card operation, with the exception of depreciation, are included in SG&A and we provide the annual dollar amount of credit contributions that are serving as an offset to SG&A expenses.

Generally Accepted Industry Practice

Within the retail industry a number of companies have engaged in the operation of a proprietary credit card program. Additionally, in recent years, a number of retailers have entered into arrangements similar to the company’s arrangement with HSBC, whereby they sold their existing credit card portfolio. In certain cases the retailer retained the customer servicing functions while in other cases the purchaser of the portfolio also acquired or assumed the responsibility for the customer service functions. The Company continually evaluates the generally accepted accounting practices within the retail industry and based on our review of a representative cross section of 21 retailers, we believe our accounting prior to and subsequent to the sale of the credit portfolio to HSBC, to be consistent with retail industry accounting practice. A recap of information obtained from retailers 10-Ks is presented as Exhibit 1 to this memorandum.

Materiality

Based on our discussion with the Staff, we understand the Staff may be evaluating the applicability of EITF 02-16 and if the Company’s credit servicing arrangement with HSBC did not fall within the scope of EITF 02-16, then the alternate accounting would be to present the HSBC reimbursement as a separate revenue line. As articulated above, the Company believes its current accounting to be appropriate. Nonetheless, if one were to segregate the HSBC reimbursement as a revenue generating activity it would not appear to have a material impact to a reader’s understanding of our financial statements. From a quantitative perspective and based on the fiscal year 2005 expense offset of $73 million, if the reimbursement were reflected in revenue, then revenues would increase 1.2%, SG&A would increase by 4.7%, operating income would not change, and cash flows from operating activities would not change. Additionally, there would also appear to be no qualitative difference in our financial results, based on a review of the qualitative factors as outlined in SAB 99, as our historical disclosure has been transparent and operating income is not impacted.

The Company is required to file its fiscal year 2006 Form 10-K by April 2, 2007 and accordingly we would like to reach a resolution to the above question at your earliest convenience. Please contact me at 205-940-4746 with any questions or if I can be of further assistance regarding the foregoing.

Very truly yours,

/s/ Kevin G. Wills
Kevin G. Wills
Executive Vice President
Chief Accounting Officer

CC:	Sondra Snyder, Division of Corporation Finance

Donna DiSilvio, Division of Corporation Finance

Steve Sadove, Chief Executive Officer, Saks Incorporated

Charles Hansen, Executive Vice President & General Counsel, Saks Incorporated

Exhibit 1

	Ticker Symbol	Company Name	Form 10-K Date	Portfolio Owned or Sold	Accounting Treatment	If Sold, Date Sold	Accounting Treatment Before Sale	Comments
1	FD	Federated Department Stores, Inc.	January 28, 2006	Sold	Reduction in SG&A	June 1, 2005	Reduction in SG&A

2	NMG	The Neiman Marcus Group, Inc.	July 30, 2005	Sold	Reduction in SG&A	July 7, 2005	Reduction in SG&A

3	BONT	The Bon-Ton Stores, Inc.	January 28, 2006	Sold	Reduction in SG&A	July 8, 2005	Reduction in SG&A	After discontinuation of servicing began recognizing as revenue

4	TLB	The Talbots, Inc	January 28, 2006	Owned	Reduction in SG&A

5	HD	The Home Depot, Inc.	January 29, 2006	Sold	Reduction in SG&A

6		Belk, Inc.	January 28, 2006	Sold	Reduction in SG&A	January 28, 2006	Reduction in SG&A

7	KSS	Kohl’s Corporation	January 28, 2006	Owned	Reduction in SG&A

8	JCG	J. Crew Group, Inc.	January 28, 2006	Sold	Reduction in SG&A

9	LOW	Lowe’s Companies, Inc.	February 3, 2006	Sold	N /A no fees; no costs			Retained no servicing obligations

10	DDS	Dillard’s, Inc.	January 28, 2006	Sold	Revenue	November 1, 2004	Revenue	Retained no servicing obligations

11	TGT	Target Corporation	February 3, 2007	Owned	Revenue and related expenses			Treated as separate business with revenues in sales and costs in expense

12	JWN	Nordstrom, Inc.	January 28, 2006	Owned	Other Income			Treated as a separate segment. Included in other income below operating income.

13	SHLD	Sears Holdings Corporation	January 28, 2006	Owned	Cannot determine

14	ARO	Aeropostale, Inc.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program

15	GPS	The Gap, Inc.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program

16	LTD	Limited Brands, Inc.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program

17	PSUN	Pacific Sunwear of California, Inc.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program

18	ANF	Abercrombie & Fitch Co.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program

19	CHS	Chico’s FAS, Inc.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program

20	BGP	Border’s Group, Inc.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program

21	HOTT	Hot Topic, Inc.	January 28, 2006	N / A				Does not appear to have a proprietary credit card program